EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

		Date of incorporation or
Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	formation (date of acquisition, if applicable)	Attributable interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Advanced Technologies, Inc.	New York	July 11, 2017	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Cemtrex XR, Inc.	Nevada	September 10, 2020	100%
Vicon Industries, Inc.	New York	March 23, 2018	95%
Vicon Industries Limited	United Kingdom	March 23, 2018	95%